ARTICLES OF MERGER

OF

SOUND CONCEPTS, INC.,

a Utah corporation

WITH AND INTO

NF MERGER SUB, INC.,

a Utah corporation

Pursuant to §16-10a-1105 of the Utah Revised Business Corporation Act (the “Act”), Sound Concepts, Inc., a Utah corporation (the “Company”; or, after the effective time of the merger, the “Surviving Corporation”), as the survivor in a merger with NF Merger Sub, Inc., a Utah corporation (“Merger Sub”), does hereby certify as follows:

FIRST: That an Agreement and Plan of Merger, dated November 8, 2018 (the “Plan”), has been adopted and approved by the Company and Merger Sub, the parties to the merger, in accordance with the requirements of §16-10a-1101 of the Act, an abbreviated form of which is attached hereto as Exhibit A.

SECOND: There is one (1) share of common stock of Merger Sub currently issued and outstanding and entitled to vote on the Plan. All of the shares of common stock of Merger Sub voted in favor of the Plan, which is a sufficient number of votes to approve the Plan.

THIRD: There are 122,413 shares of common stock of the Company currently issued and outstanding and entitled to vote on the Plan. All of the shares of common stock of the Company voted in favor of the Plan, which is a sufficient number of votes to approve the Plan.

FOURTH: The name of the Surviving Corporation shall be Verb Direct, Inc.

FIFTH: The effective time of the merger shall be at the time of filing of these Articles of Merger with the Utah Division of Corporations and Commercial Code.

[Signature Page Follows]

IN WITNESS WHEREOF, the undersigned executes and delivers these Articles of Merger on this 10th day of April, 2019.

SOUND CONCEPTS, INC.,
a Utah corporation

By:	/s/ McKinley Oswald
Name:	McKinley Oswald
Its:	Chief Executive Officer

NF MERGER SUB, INC.,
a Utah corporation

By:	/s/ Rory Cutaia
Name:	Rory Cutaia
Its:	Chief Executive Officer

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AGREEMENT

AND

PLAN OF MERGER

(abbreviated)

1. The Merger. On the terms and subject to the conditions set forth in an Agreement and Plan of Merger (the “Merger Agreement”), dated November 8, 2018, by and among nFüsz, Inc., a Nevada corporation and now known as Verb Technology Company, Inc. (the “Parent”), NF Merger Sub, Inc., a Utah corporation and a wholly-owned subsidiary of the Parent (“Merger Sub 1”), NF Acquisition Company, LLC, a Utah limited liability company and a wholly-owned subsidiary of the Parent (“Merger Sub 2”), Sound Concepts, Inc., a Utah corporation (“Sound Concepts” or, after the effective time of the merger, the “Surviving Corporation”), the shareholders of Sound Concepts (each, a “Shareholder”; and, collectively, the “Shareholders”), and the Shareholders’ representative (the “Representative”), and in accordance with the applicable provisions of the Utah Revised Business Corporation Act (the “URBCA”), at the Effective Time (as defined below), Sound Concepts shall merge with and into Merger Sub 1 with Sound Concepts surviving the merger as a wholly-owned subsidiary of Parent (and the separate corporate existence of Merger Sub 1 shall cease) (the “Merger”).

2. Effective Time. Subject to the provisions of the Merger Agreement, on the closing date, Sound Concepts, the Parent, and Merger Sub 1 shall cause the Articles of Merger (the “Articles of Merger”) to be executed and filed with the Utah Division of Corporations and Commercial Code in accordance with the relevant provisions of the URBCA, and shall make all other filings or recordings required by the URBCA in connection with the Merger. The Merger shall become effective at such time as the Articles of Merger have been duly filed with the Utah Division of Corporations and Commercial Code in accordance with the URBCA or at such later date or time as may be agreed by Sound Concepts and the Parent in writing and specified in the Articles of Merger in accordance with the URBCA (the effective time of the Merger being hereinafter referred to as the “Effective Time”).

3. Effects of Merger. The Merger shall have the effects set forth in the Merger Agreement and in the applicable provisions of the URBCA.

4. Articles of Incorporation of the Surviving Corporation. The Articles of Incorporation of Sound Concepts, as amended (the “Articles”), as in effect immediately prior to the Effective Time shall be the Articles of Incorporation of the Surviving Corporation, as amended pursuant to the Articles of Merger filed with the Utah Division of Corporations and Commercial Code to effectuate the Merger, and such Articles shall continue in full force and effect until amended and changed in the manner prescribed by the provisions of the URBCA.

5. Bylaws of the Surviving Corporation. The Bylaws (the “Bylaws”) of Sound Concepts as in effect immediately prior to the Effective Time shall be the Bylaws of the Surviving Corporation, and such Bylaws shall continue in full force and effect until changed, altered, or amended as therein provided and in the manner prescribed by the provisions of the Act.

6. Directors and Officers of the Surviving Corporation. The directors and officers of Sound Concepts in office immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, all of whom shall hold their directorships and offices until the election or appointment and qualification of their respective successors or until their tenure is otherwise terminated in accordance with the Bylaws of the Surviving Corporation.

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7. Effect of the Merger on Capital Stock of Sound Concepts and Merger Sub 1. At the Effective Time, as a result of the Merger, and without any action on the part of the Parent, Merger Sub 1, Sound Concepts, or any Shareholder:

a. Conversion of Sound Concept Shares. Each share of Sound Concept’s common stock, no par value per share (the “Company Shares”), issued and outstanding immediately prior to the Effective Time shall be converted into the right to receive a proportionate share of the Closing Merger Consideration (as defined below), together with any amounts that may become payable in respect of such Company Share in the future from the Escrow Shares (as defined below) as provided in the Merger Agreement and the Escrow Agreement, at the respective times and subject to the contingencies specified therein. For purposes hereof, “Closing Merger Consideration” shall mean the sum of (a) cash in the amount equal to $15,000,000 (the “Cash Consideration”) plus (b) the sum of (i) the number of shares of Parent’s common stock, par value $0.0001 per share (the “Parent Common Stock”), obtained by dividing $10,000,000 by the price per share of the Parent Common Stock as of the closing of the Merger (the “Parent Shares”) less (ii) twenty-five percent of the number of Parent Shares (the “Escrow Shares”). The Escrow Shares shall have all of the attributes of the Parent Shares (e.g., the rights to receive dividends, if, when, and as declared by the Parent and the rights to vote) and, subject to the provisions of the Escrow Agreement, the Shareholders shall be the record and beneficial owners thereof. No fractional Parent Common Stock shall be issued as a result of the Merger. If any fractional Parent Common Stock would otherwise result from the Merger, the number of securities required to be issued to the applicable Shareholder shall be rounded up to the nearest whole number of Parent Shares.

b. Conversion of Merger Sub 1 Capital Stock. Each share of common stock, par value $0.001 per share, of Merger Sub 1 issued and outstanding immediately prior to the filing of the Articles of Merger shall be converted into and become one newly issued, fully paid, and non-assessable share of common stock of Sound Concepts.

c. Treasury Stock. Any Company Shares held by Sound Concepts as treasury shares or by the Parent immediately prior to the filing of the Articles of Merger shall automatically be canceled and cease to exist as upon such filing and no consideration shall be delivered or deliverable therefor.

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